                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                            (Amendment No. __) 1/
                                              ---


                            SPECIALTY CATALOG CORP.
    ______________________________________________________________________
                               (Name of Issuer)

                    Common Stock, $0.01 par value per share
    ______________________________________________________________________
                        (Title or Class of Securities)

                                  84748Q-10-3
    ______________________________________________________________________
                                (CUSIP Number)

                               December 31, 1998
    ______________________________________________________________________
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ]     Rule 13d-1(b)
 [X]     Rule 13d-1(c)
 [ ]     Rule 13d-1(d)


-------------------------

    1/The remainder of this cover page shall be filled out for a reporting
   ---
person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                             (Page 1 of  13 Pages)

CUSIP No. 84748Q-10-3              13G                      Page  2  of 13 Pages

--------------------------------------------------------------------------------------------------------------------------

 1  NAMES OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    First Global Holdings Limited
--------------------------------------------------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                              (a) [ ]
    N/A                                                                       (b) [ ]
--------------------------------------------------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------
 4  CITIZENSHIP OF PLACE OR ORGANIZATION

    Organized under the laws of the British Virgin Islands
--------------------------------------------------------------------------------------------------------------------------

                                        5  SOLE VOTING POWER

   NUMBER OF                               244,655
                             ---------------------------------------------------------------------------------------------
    SHARES                              6  SHARED VOTING POWER
  BENEFICIALLY
   OWNED BY                                0
                             ---------------------------------------------------------------------------------------------
     EACH                               7  SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                                 244,655
                             ---------------------------------------------------------------------------------------------
     WITH                               8  SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    244,655
--------------------------------------------------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (See Instructions)

    N/A                                                                           [ ]
--------------------------------------------------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    5.5%
--------------------------------------------------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (See Instructions)

    CO
--------------------------------------------------------------------------------------------------------------------------

CUSIP No. 84748Q-10-3              13G                      Page  3  of 13 Pages

--------------------------------------------------------------------------------------------------------------------------

 1  NAMES OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Oracle Investments & Holdings Limited
--------------------------------------------------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                              (a) [ ]
    N/A                                                                       (b) [ ]
--------------------------------------------------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------
 4  CITIZENSHIP OF PLACE OR ORGANIZATION

    Organized under the laws of the British Virgin Islands
--------------------------------------------------------------------------------------------------------------------------

                                        5  SOLE VOTING POWER

   NUMBER OF                               244,656
                             ---------------------------------------------------------------------------------------------
    SHARES                              6  SHARED VOTING POWER
  BENEFICIALLY
   OWNED BY                                0
                             ---------------------------------------------------------------------------------------------
     EACH                               7  SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                                 244,656
                             ---------------------------------------------------------------------------------------------
     WITH                               8  SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    244,656
--------------------------------------------------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (See Instructions)

    N/A                                                                           [ ]
--------------------------------------------------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    5.5%
--------------------------------------------------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (See Instructions)

    CO
--------------------------------------------------------------------------------------------------------------------------

CUSIP No. 84748Q-10-3              13G                      Page  4  of 13 Pages

--------------------------------------------------------------------------------------------------------------------------

 1  NAMES OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Ionic Holdings LDC
--------------------------------------------------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                              (a) [ ]
    N/A                                                                       (b) [ ]
--------------------------------------------------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------
 4  CITIZENSHIP OF PLACE OR ORGANIZATION

    Organized under the laws of the Cayman Islands
--------------------------------------------------------------------------------------------------------------------------

                                        5  SOLE VOTING POWER

   NUMBER OF                               244,655
                             ---------------------------------------------------------------------------------------------
    SHARES                              6  SHARED VOTING POWER
  BENEFICIALLY
   OWNED BY                                0
                             ---------------------------------------------------------------------------------------------
     EACH                               7  SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                                 244,655
                             ---------------------------------------------------------------------------------------------
     WITH                               8  SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    244,655
--------------------------------------------------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (See Instructions)

    N/A                                                                           [ ]
--------------------------------------------------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    5.5%
--------------------------------------------------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (See Instructions)

    CO
--------------------------------------------------------------------------------------------------------------------------

CUSIP No. 84748Q-10-3              13G                      Page  5  of 13 Pages

--------------------------------------------------------------------------------------------------------------------------

 1  NAMES OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Marion Naggar's Children Settlement Trust
--------------------------------------------------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                              (a) [ ]
    N/A                                                                       (b) [ ]
--------------------------------------------------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------
 4  CITIZENSHIP OF PLACE OR ORGANIZATION

    Organized under the laws of England and Wales
--------------------------------------------------------------------------------------------------------------------------

                                        5  SOLE VOTING POWER

   NUMBER OF                               733,966
                             ---------------------------------------------------------------------------------------------
    SHARES                              6  SHARED VOTING POWER
  BENEFICIALLY
   OWNED BY                                0
                             ---------------------------------------------------------------------------------------------
     EACH                               7  SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                                 733,966
                             ---------------------------------------------------------------------------------------------
     WITH                               8  SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    733,966
--------------------------------------------------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (See Instructions)

    N/A                                                                           [ ]
--------------------------------------------------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    16.4%
--------------------------------------------------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (See Instructions)

    OO
--------------------------------------------------------------------------------------------------------------------------

CUSIP No. 84748Q-10-3              13G                      Page  6  of 13 Pages

--------------------------------------------------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Rheinhold Vohlwend
--------------------------------------------------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                              (a) [ ]
    N/A                                                                       (b) [ ]
--------------------------------------------------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------
 4  CITIZENSHIP OF PLACE OR ORGANIZATION

    Liechtenstein
--------------------------------------------------------------------------------------------------------------------------

                                        5  SOLE VOTING POWER

   NUMBER OF                               0
                             ---------------------------------------------------------------------------------------------
    SHARES                              6  SHARED VOTING POWER
  BENEFICIALLY
   OWNED BY                                733,966
                             ---------------------------------------------------------------------------------------------
     EACH                               7  SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                                 0
                             ---------------------------------------------------------------------------------------------
     WITH                               8  SHARED DISPOSITIVE POWER

                                           733,966
--------------------------------------------------------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    733,966
--------------------------------------------------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (See Instructions)

    N/A                                                                          [ ]
--------------------------------------------------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    16.4%
--------------------------------------------------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (See Instructions)

    OO
--------------------------------------------------------------------------------------------------------------------------

CUSIP No. 84748Q-10-3              13G                      Page  7  of 13 Pages

--------------------------------------------------------------------------------------------------------------------------

 1  NAMES OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Viktor Pech
--------------------------------------------------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                              (a) [ ]
    N/A                                                                       (b) [ ]
--------------------------------------------------------------------------------------------------------------------------
 3  SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------
 4  CITIZENSHIP OF PLACE OR ORGANIZATION

    Liechtenstein
--------------------------------------------------------------------------------------------------------------------------

                                        5  SOLE VOTING POWER

   NUMBER OF                               0
                             ---------------------------------------------------------------------------------------------
    SHARES                              6  SHARED VOTING POWER
  BENEFICIALLY
   OWNED BY                                733,966
                             ---------------------------------------------------------------------------------------------
     EACH                               7  SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                                 0
                             ---------------------------------------------------------------------------------------------
     WITH                               8  SHARED DISPOSITIVE POWER

                                           733,966
--------------------------------------------------------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    733,966
--------------------------------------------------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (See Instructions)

    N/A                                                                           [ ]
--------------------------------------------------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    16.4%
--------------------------------------------------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (See Instructions)

    OO
--------------------------------------------------------------------------------------------------------------------------

CUSIP No. 84748Q-10-3              13G                      Page  8  of 13 Pages

ITEM 1(A).  NAME OF ISSUER:

  Specialty Catalog Corp., a Delaware corporation (the "Company").

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

  The principal executive office of the Company is located at 21 Bristol Drive, South Easton, Massachusetts 02375.

ITEM 2(A).  NAME OF PERSON FILING:

  First Global Holdings Limited ("First Global")
  Oracle Investments & Holdings Limited ("Oracle")
  Ionic Holdings LDC ("Ionic")
  Marion Naggar's Children Settlement Trust (the "Trust")
  Rheinhold Vohlwend, in his capacity as trustee of the Trust
  Viktor Pech, in his capacity as trustee of the Trust

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

   The address of each of First Global, Oracle, the Trust, and each of the trustees thereof is:

   Unit 18 - Mill Mall
   Wickham's Cay
   Road Town
   Tortola
   British Virgin Islands

   The address of Ionic is:

   Butterfield House
   Fort Street
   BOX 219
   George Town, Grand Cayman
   Cayman Islands

CUSIP No. 84748Q-10-3              13G                      Page  9  of 13 Pages

ITEM 2(C).  CITIZENSHIP:

            Each of Oracle and First Global were organized under the laws of the British Virgin Islands.

            The Trust was organized under the laws of England and Wales.

            Ionic was organized under the laws of the Cayman Islands.

            Messrs. Vohlwend and Pech are each citizens of Liechtenstein.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            Common Stock, $0.01 par value per share

ITEM 2(E).  CUSIP NUMBER:

            84748Q-10-3

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR
         (c), CHECK WHETHER THE PERSON FILING IS A:

 (a) [ ]  Broker or dealer registered under Section 15 of the Act.
 (b) [ ]  Bank as defined in Section 3(a)(6) of the Act.
 (c) [ ]  Insurance company as defined in Section 3(a)(19) of the Act.
 (d) [ ] Investment company registered under Section 8 of the Investment Company Act.
 (e) [ ]  Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
 (f) [ ] Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
 (g) [ ]  Parent holding company, in accordance with Rule 13d-1(b) (1)(ii)(G).
 (h) [ ] Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
 (i) [ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
 (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.[X]

CUSIP No. 84748Q-10-3              13G                     Page  10  of 13 Pages

ITEM 4.  OWNERSHIP:

First Global*:

(a)  Amount beneficially owned:  244,655 shares
(b)  Percent of class:  5.5%
(c)  Number of shares as to which such person has:

(i)  Sole Power to vote or to direct the vote:  244,655 shares
(ii)  Shared power to vote or to direct the vote:  0
(iii)  Sole power to dispose or to direct the disposition of:  244,655 shares
(iv)  Shared power to dispose or to direct the disposition of:  0

Oracle*:

(a)  Amount beneficially owned:  244,656 shares
(b)  Percent of class:  5.5%
(c)  Number of shares as to which such person has:

(i)  Sole Power to vote or to direct the vote:  244,656 shares
(ii)  Shared power to vote or to direct the vote:  0
(iii)  Sole power to dispose or to direct the disposition of:  244,656 shares
(iv)  Shared power to dispose or to direct the disposition of:  0

Ionic*:

(a)  Amount beneficially owned:  244,655 shares
(b)  Percent of class:  5.5%
(c)  Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote:  244,655 shares
(ii)  Shared power to vote or to direct the vote:  0
(iii)  Sole power to dispose or to direct the disposition of:  244,655 shares
(iv)  Shared power to dispose or to direct the disposition of:  0

The Trust*:

(a)  Amount beneficially owned:  733,966 shares
(b)  Percent of class:  16.4%
(c)  Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote: 733,966 shares
(ii)  Shared power to vote or to direct the vote:  0
(iii)  Sole power to dispose or to direct the disposition of: 733,966 shares
(iv)  Shared power to dispose or to direct the disposition of:  0

CUSIP No. 84748Q-10-3              13G                     Page  11  of 13 Pages


Rheinhold Vohlwend*:

(a)  Amount beneficially owned:  733,966 shares
(b)  Percent of class:  16.4%
(c)  Number of shares as to which such person has:

(i)  Sole Power to vote or to direct the vote:  0 shares
(ii)  Shared power to vote or to direct the vote:  733,966
(iii)  Sole power to dispose or to direct the disposition of:  0 shares
(iv)  Shared power to dispose or to direct the disposition of:  733,966


Viktor Pech*:

(a)  Amount beneficially owned:  733,966 shares
     (b)  Percent of class:  16.4%
     (c)  Number of shares as to which such person has:

(i)  Sole Power to vote or to direct the vote:  0 shares
(ii)  Shared power to vote or to direct the vote:  733,966
(iii)  Sole power to dispose or to direct the disposition of:  0 shares
(iv)  Shared power to dispose or to direct the disposition of:  733,966

* The Trust is the sole shareholder of each of Oracle, First Global and Ionic. Messrs. Vohlwend and Pech are the trustees of the Trust, and share power over the activities of the Trust. Messrs. Vohlwend and Pech have no direct voting or dispositive power over shares of the Company held by the Trust, but have the power to direct the Trust to appoint directors of Oracle, First Global and Ionic and accordingly may be deemed to be the beneficial owner of shares owned by each of Oracle, First Global and Ionic. Messrs. Vohlwend and Pech serve as trustees in a fiduciary capacity and disclaim any beneficial ownership over any shares held by the Trust.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
         ANOTHER PERSON:

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
         HOLDING COMPANY:

         Not applicable.

CUSIP No. 84748Q-10-3              13G                     Page  12  of 13 Pages


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not applicable.

ITEM 10.  CERTIFICATION:

          By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP No. 84748Q-10-3              13G                     Page  13  of 13 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned each certifies that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, each of the undersigned agrees that this Schedule 13G may be filed jointly on behalf of itself and the other undersigned.

                                           February 12, 1999
                                           --------------------
                                               (Date)

                              ORACLE INVESTMENTS & HOLDINGS LIMITED

                              By: /s/ Elizabeth Le Poidevin
                                  ---------------------------------
                              Name: Elizabeth Le Poidevin
                              Title: Director

                              FIRST GLOBAL HOLDINGS LIMITED

                              By: /s/ Elizabeth Le Poidevin
                                  ---------------------------------
                              Name: Elizabeth Le Poidevin
                              Title: Director

                              IONIC HOLDINGS LDC

                              By: /s/ Elizabeth Le Poidevin
                                  ---------------------------------
                              Name: Elizabeth Le Poidevin
                              Title: Director

                              MARION NAGGAR'S CHILDREN
                              SETTLEMENT TRUST

                              By: /s/ Rheinhold Vohlwend
                                  /s/ Viktor Pech
                                  ---------------------------------
                              Name: Rheinhold Vohlwend
                                    Viktor Pech
                              Title: Trustees


                              /s/ Rheinhold Vohlwend
                              ----------------------
                              Rheinhold Vohlwend, trustee


                              /s/ Victor Pech
                              ---------------
                              Victor Pech, trustee
                              Represented by Walter B. Wohlwend



                           GENERAL POWER OF ATTORNEY

BY THIS POWER OF ATTORNEY, I

                            Dr. Viktor Pech, Vaduz
                                 Liechtenstein

Hereby appoint, nominate and constitute

                            Mr. Walter B. Wohlwend
                                  *6.10.1940
                              Vaduz/Liechtenstein

To be our true and lawful attorney within the scope of the objects and without derogating from the generality hereof, to do and execute all or any of the following acts, deeds and things, that is to say:

1. To ask, demand, sue for, recover, enforce payment of, receive, hold sums of money, securities for money, debts, shares, goods, effects and things whether movable or immovable, now or hereafter owing, payable or belonging to us, by virtue of any securities or upon any balance of accounts or otherwise howsoever, sign and execute and deliver valid receipts, releases or other discharges in respect of any property whatsoever, either real or personal and either present or future, including choses in action and in respect of all monies, securities for money, debts, stocks, shares, goods, wares, merchandise, chattels, and things now belonging or hereafter to belong, become due or payable to us, whether solely or jointly with any person, body or corporation.

2. For us to settle, compromise or submit to arbitration any accounts, reckoning, claims or disputes whatsoever, wherein we are or at any time hereafter shall be in any wise interested or concerned with any person whomsoever, and to pay or receive any balance of account, reckoning, claim or dispute as the case may be.

3. For us and in our name to compound with, or make allowance to any person for or in respect of any debt or demand whatsoever which now is or shall or may at any time hereafter become due or payable to us.